UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2024 (Report No. 4)

Commission file number: 001-41260

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MARIS-TECH LTD.
(Translation of registrant’s name into English)

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2 Yitzhak Modai Street
Rehovot, Israel 7608804
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

CONTENTS

Attached hereto and incorporated herein is Maris-Tech Ltd.’s (the “Registrant”) Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on Monday, March 4, 2024 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value per share, of the Registrant at the close of business on February 5, 2024, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K (this “Report”), is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on March 4, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.
Date: January 29, 2024	By:	/s/ Nir Bussy
		Name:	Nir Bussy
		Title:	Chief Financial Officer